PRICING SUPPLEMENT
------------------
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number: 2484

                              [GRAPHIC OMITTED]
                                  2,800 Units
                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
     2.25% Bear Notes Linked to the Dow Jones(SM) CBOT(R) Treasury Index(TM)
                             due November 28, 2008
                                 (the "Notes")
                       $1,000 principal amount per unit

-------------------------------------------------------------------------------

The Notes:

o   The Notes are designed for investors who believe that the level  o     Expected settlement date: November 28, 2005.
    of the Dow Jones CBOT Treasury Index (index symbol "DJCBTI")
    will decrease over the term of the Notes.                        Payment on the maturity date:
o   100% principal protection on the maturity date.                  o   On the maturity date, for each $1,000 principal amount per
o   We will pay interest on the $1,000 principal amount per unit of      unit of your Notes, we will pay you a Redemption Amount in
    the Notes at a rate of 2.25% per year, on the 21st day of each       cash equal to the greater of:
    month.                                                               o  $1,000 plus 100% of the percentage decline, if any, in
o   The Notes will not be listed on any securities exchange.                the level of the Dow Jones CBOT Treasury Index; or
o   The Notes will be senior unsecured debt securities of Merrill        o  $1,000.
    Lynch & Co., Inc. and part of a series entitled "Medium-Term
    Notes, Series C" and will have the CUSIP No. 59018YWJ6.


      Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information.

      Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-7 of this pricing supplement and the accompanying prospectus supplement.

-------------------------------------------------------------------------------

                                                                                 Per Unit               Total
                                                                                 --------               -----
     Public offering price...................................................    $1,000.00         $2,800,000
     Underwriting discount...................................................       $10.00            $28,000
     Proceeds, before expenses, to Merrill Lynch & Co., Inc..................      $990.00         $2,772,000

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------

                              Merrill Lynch & Co.

-------------------------------------------------------------------------------

           The date of this pricing supplement is November 18, 2005.


"CBOT" is a registered mark of the Chicago Board of Trade.

"Dow Jones" is a service mark of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Merrill Lynch & Co. Inc is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the Notes.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A...............................................PS-3
RISK FACTORS...........................................................PS-7
DESCRIPTION OF THE NOTES..............................................PS-10
THE INDEX.............................................................PS-14
UNITED STATES FEDERAL INCOME TAXATION.................................PS-17
ERISA CONSIDERATIONS..................................................PS-21
USE OF PROCEEDS AND HEDGING...........................................PS-22
SUPPLEMENTAL PLAN OF DISTRIBUTION.....................................PS-22
EXPERTS.............................................................  PS-22
INDEX OF CERTAIN DEFINED TERMS........................................PS-23

                             Prospectus Supplement

RISK FACTORS............................................................S-3
DESCRIPTION OF THE NOTES................................................S-4
UNITED STATES FEDERAL INCOME TAXATION..................................S-21
PLAN OF DISTRIBUTION...................................................S-28
VALIDITY OF THE NOTES..................................................S-29

                                  Prospectus

Merrill Lynch & Co., Inc..................................................2
Use of Proceeds...........................................................2
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends......................3
The Securities............................................................3
Description of Debt Securities............................................4
Description of Debt Warrants.............................................15
Description of Currency Warrants.........................................17
Description of Index Warrants............................................18
Description of Preferred Stock...........................................24
Description of Depositary Shares.........................................29
Description of Preferred Stock Warrants..................................33
Description of Common Stock..............................................35
Description of Common Stock Warrants.....................................38
Plan of Distribution.....................................................41
Where You Can Find More Information......................................42
Incorporation of Information We File With the SEC........................42
Experts  ................................................................43

-------------------------------------------------------------------------------

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 2.25% Bear Notes Linked to the Dow Jones CBOT Treasury Index due November 28, 2008 (the "Notes"). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, certain matters related to Dow Jones CBOT Treasury Index (the "Index"), and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section of this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

      References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

      The Notes will be a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on November 28, 2008. We cannot redeem the Notes at an earlier date.

      Each unit will represent a single Note with a $1,000 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of the Debt Securities--Depositary" in the accompanying prospectus.

Are there any risks associated with my investment?

      Yes, an investment in the Notes is subject to certain risks. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

      The "Dow Jones CBOT Treasury Index" is published by the Chicago Board of Trade ("CBOT") and was launched by CBOT and Dow Jones & Company, Inc. on April 28, 2004. It measures default-free returns available to investors in U.S. capital markets in real time and is composed of duration-weighted average prices of CBOT U.S. Treasury bond, 10-year Treasury note and 5-year Treasury note futures contracts. Duration weighting makes the Index yield-curve neutral; each element makes an equal contribution to index performance, so available returns are aggregated into a single measure. Index performance is based on actual transactions rather than end-of-day quotes. The level of the Index at any time will be the level reported on Bloomberg page DJCBTI or any successor service or successor page thereto. For more information on the Index, please see the section entitled "The Index" in this pricing supplement.

      The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any distributions or other ownership interest in the securities included in the Index.

How has the Index performed historically?

      We have included a graph and table showing the month-end closing level of the Index from January 2000 to October 2005 in the section entitled "The Index--Actual and historical data on the Index" in this pricing supplement.

      We have provided this information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not intended to be indicative of how the Index will perform in the future.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

What will I receive on the maturity date of the Notes?

      On the maturity date, for each Note that you own you will receive a cash payment per unit equal to the "Redemption Amount", which will be equal to the greater of:

(i) $1,000 plus,

            (    ( Ending Value ))
 ($1,000 x  (1 - (------------- )) x Participation Rate);
            (    (Starting Value))

or

(ii) $1,000;

plus, in either case, any accrued and unpaid interest.

      The "Participation Rate" equals 100%.

      The "Starting Value" equals 131.06 the closing level of the Index on November 18, 2005, the date the Notes were priced for initial sale to the public (the "Pricing Date").

      The "Ending Value", will be determined by the calculation agent and will equal the closing level of the Index on the Valuation Date.

      A "Valuation Date" will be the fifth Index Business Day prior to the maturity date of the Notes. If a Market Disruption Event (as defined herein) occurs on the Valuation Date, the Valuation Date will be the next succeeding Index Business Day; provided however, if the Ending Value has not been determined by the second scheduled Index Business Day prior to the maturity date, then the Ending Value will be the closing level of the Index on such day, regardless of the occurrence of a Market Disruption Event.

      "Index Business Day" means any day on which the Index or any successor index is calculated and published.



-------------------------------------------------------------------------------
Examples

      Set forth below are two examples of the calculation of the Redemption Amount on the Notes:

Example 1--The hypothetical Ending Value is 110% of the Starting Value:

Starting Value:             131.06
Hypothetical Ending Value:  144.17

Redemption Amount (per unit) = $1,000

(the amount payable on the maturity date cannot be less than the principal amount per unit)

Example 2--The hypothetical Ending Value is 85% of the Starting Value:

Starting Value:             131.06
Hypothetical Ending Value:  111.40

Redemption Amount (per unit) = $1,000 + ($1,000 x (1-(111.40/131.06)) x 100%)
= $1,150.01

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Will I receive interest payments on the Notes?

      Interest on the Notes will accrue at the rate of 2.25% per year on the $1,000 principal amount per unit from and including November 28, 2005 or from the most recent interest payment date for which interest has been paid or provided for to but excluding the maturity date. You will receive interest payments on the 21st day of each month, beginning December 21, 2005. If any interest payment date is not a Business Day, payment will be made on the immediately succeeding Business Day and no interest will accrue as a result of the delayed payment.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will only receive monthly payments of interest from us prior to the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed $1,000 per unit of the Notes. We have determined that this estimated yield will equal 4.38% per annum, compounded semiannually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you purchase a Note for $1,000 and hold the Note until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $4.06 in 2005, $44.86 in 2006, $49.31 in 2007 and $49.17 in 2008. However, in 2008, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $49.17, depending upon the Redemption Amount you receive. Also, if the Redemption Amount is less than $1,079.90, you may have a loss which you could deduct against other income you may have in 2008, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this pricing supplement.

Will the Notes be listed on a stock exchange?

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

      In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

      If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount per unit of your Notes if sold before the stated maturity date.

      In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the principal amount per unit. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

-------------------------------------------------------------------------------

What is the role of MLPF&S?

      Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes.

      After the initial offering, MLPF&S currently intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc?

      Merrill Lynch Capital Services, Inc. ("MLCS") will be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLCS as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section entitled "Where You Can Find More Information" in the accompanying prospectus.

-------------------------------------------------------------------------------

                                 RISK FACTORS

      Your investment in the Notes will involve certain risks. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying prospectus supplement before you decide that an investment in the Notes is suitable for you.

You may not earn a return on your investment

      If the Ending Value equals or exceeds the Starting Value in the period shortly before the maturity date, we will pay you only the $1,000 principal amount per unit of your Notes. This will be true even if the level of the Index was below than the Starting Value at some time during the life of the Notes but later equaled or was above the Starting Value.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The yield that you receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes

      The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

      If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

      Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

      The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index is below or exceeds the

Starting Value. However, if you choose to sell your Notes when the level of the Index is below the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the possibility that the Index will increase prior to the Valuation Date.

      Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

      As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a "time premium" due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

      Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the average percentage increase, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however that the effect on the trading value of the Notes of a given decrease in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

      New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts of interest could arise

      Our subsidiary MLCS is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLCS as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See sections entitled "Description of the Notes--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this pricing supplement. MLCS is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLCS, potential conflicts of interest could arise.

      We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

      You should consider the tax consequences of investing in the Notes. See "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

      ML&Co. will issue the Notes as a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on November 28, 2008. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59018YWJ6.

      The Notes are not subject to redemption by us before the maturity date.

      ML&Co. will issue the Notes in denominations of whole units each with a $1,000 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depositary Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying prospectus.

      The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

      On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

      Determination of the Redemption Amount

      The "Redemption Amount for each Note will be equal to the greater of:

                             (    ( Ending Value ))
      (i) $1,000 + ($1,000 x (1 - (--------------))  x Participation Rate)
                             (    (Starting Value))

      or

      (ii) $1,000;

      plus, in either case, any accrued and unpaid interest.

      The "Participation Rate" equals 100%.

      The "Starting Value"  equals 131.06.

      The "Ending Value" will equal the closing level of the Index determined on the Valuation Date.

      A "Valuation Date" will be the fifth Index Business Day prior to the maturity date of the Notes. If a Market Disruption Event (as defined herein) occurs on the Valuation Date, the Valuation Date will be the next succeeding Index Business Day; provided however, if the Ending Value has not been determined by the second scheduled Index Business Day prior to the maturity date, then the Ending Value will be the closing level of the Index on such day, regardless of the occurrence of a Market Disruption Event.

      "Index Business Day" means any day on which the Index or any successor index is calculated and published.

      All determinations made by the calculation agent will, absent a determination of a manifest error, be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Interest

      The Notes will bear interest at a rate of 2.25% per year on the $1,000 principal amount per unit from and including November 28, 2005 or from the most recent interest payment date for which interest has been paid or provided for, to but excluding the stated maturity date. We will pay interest on the Notes in cash on the 21st of each month, beginning December 21, 2005, and on the maturity date. We will pay this interest to the persons in whose names the Notes are registered at the close of business on the fifteenth calendar day immediately preceding each interest payment date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date falls on a day that is not a Business Day, that interest payment will be made on the next Business Day and no additional interest will accrue as a result of the delayed payment.

      "Business Day" means any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

Adjustments to the Index; Market Disruption Events

      If at any time the Chicago Board of Trade ("CBOT") makes a material change in the formula for or the method of calculating the Index, or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified.

      "Market Disruption Event" means either of the following events as determined by the calculation agent:

      (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in any of the CBOT U.S. Treasury bond, 10-year Treasury note or 5-year Treasury note futures contracts; or

      (B) the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts related to any of the CBOT U.S. Treasury bond, 10-year Treasury note or 5-year Treasury note futures contracts.

      For purposes of determining whether a Market Disruption Event has occurred:

      (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

      (2) a suspension in trading in a futures or option contract on any of the CBOT U.S. Treasury bond, 10-year Treasury note or 5-year Treasury note reflected in the Index or any successor index to the Index, by a major market by reason of (a) a price change violating limits set by that market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that index; and

      (3) a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

      As a result of the terrorist attacks the financial markets were closed from September 11, 2001 through September 14, 2001 and levels of the Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could affect the calculation of the payment at maturity you may receive. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

Discontinuance of the Index

      If CBOT discontinues publication of the Index and CBOT or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the calculation agent's notification of its determination to the Trustee (as defined below) and ML&Co., the calculation agent will substitute the successor index as calculated by CBOT or any other entity for the Index and calculate the Ending Value as described above under the section entitled "--Payment on the Maturity Date". Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

      In the event that CBOT discontinues publication of the Index and:

      o     the calculation agent does not select a successor index; or

      o the successor index is not published on the Valuation Date and the Index Business Day following the Valuation Date,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

      If CBOT discontinues publication of the Index before the Valuation Date and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

      o     the determination of the Ending Value; or

      o a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were the Valuation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the "WSJ") or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

      In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of Notes upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount of Notes, will be equal to an amount as described under "--Payment on the Maturity Date" above, calculated as though the date of default were the maturity date for the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States

Code, to the $1,000 principal amount per unit plus an additional amount of contingent interest calculated as though the date of commencement of the proceeding were the stated maturity date of the Notes.

      In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 4.00% per annum, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                   THE INDEX

      All the disclosure in this pricing supplement regarding the Dow Jones CBOT Treasury Index (the "Index") is derived from The Dow Jones CBOT Treasury Index - Index Methodology published by the CBOT and other publicly available information. This information reflects the policies of CBOT, as stated in this publicly available information, and is subject to change by CBOT at its discretion.

      CBOT and Dow Jones & Company, Inc. launched the Index on April 28, 2004. The Index measures default-free returns available to investors in U.S. capital markets in real time. It is composed of duration-weighted average prices of CBOT U.S. Treasury bond, 10-year Treasury note and 5-year Treasury note futures contracts. Duration weighting makes the Index yield-curve neutral; each element makes an equal contribution to index performance, so available returns are aggregated into a single measure. Index performance is based on actual transactions rather than end-of-day quotes. For the purpose of calculating durations (and therefore weights), the Index treats the component futures contracts as if:

      o The 5-year T-note futures contract is a 6.00% semiannual coupon note maturing in 5 years
      o The 10-year T-note futures contract is a 6.00% semiannual coupon note maturing in 10 years
      o The T-bond futures contract is a 6.00% semi-annual coupon bond maturing in 20 years

      Since the component Treasury futures contracts expire quarterly, the Index is also rebalanced quarterly and new durations are calculated and new weights are assigned. Calibration of the new index takes place at the close of business on the last business day preceding the components' current contract month. For example, the March index is composed of March Treasury futures contracts, therefore, the calibration of the June index would take place on the last business day in February.

      To maintain continuity at the time of recalibration, index values are equalized across the expiration of the component contracts. In this example, the index value based on new June Treasury futures contracts is equalized with the index value based on the expiring March contracts. After those index values are calculated, a divisor is used to set the new June index to equal to the March index.

      Quarterly rebalancing is based on changing market conditions and adjusts for changes both within and across index cohorts. Quarterly adjustments in index weights reflect relative changes, if any, in the durations of the 5-year T-note, 10-year T-note and T-bond contracts. The divisor used for adjustments across quarters is derived from market prices for rolling positions forward.

      The level of the Index at any time will be the level reported on Bloomberg page DJCBTI or any successor service or successor page thereto. If the relevant level for the Index are not available on Bloomberg page DJCBTI or on a successor page or successor service on the Valuation Date, such level will be determined in the sole discretion of the calculation agent.

Actual and Historical Data on the Index

      The following table sets forth the actual and historical month-end levels of the Index from January 2000 to October 2005. Although the Index was launched on April 28, 2004, CBOT publishes historical data on the Index from November 1999. This data on the Index is not intended to be indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease in value at any time over the term of the Notes.

                              2000          2001          2002          2003          2004          2005
                              ----          ----          ----          ----          ----          ----
     January                 97.90        107.67        111.32         124.80        129.76       133.47
     February                99.14        108.66        112.72         127.40        131.87       131.73
     March                   101.25       108.75        109.21         126.80        133.08       131.15
     April                   100.24       106.55        112.29         127.25        127.69       133.53
     May                     100.12       106.45        113.27         131.48        127.13       135.02
     June                    101.76       106.69        115.12         130.01        128.04       135.46
     July                    102.21       109.49        118.43         123.58        129.42       132.75
     August                  103.29       110.63        121.24         124.31        132.68       134.96
     September               103.29       112.63        125.25         129.39        132.89       132.42
     October                 103.72       115.33        123.85         126.93        134.03       130.74
     November                105.65       112.26        121.74         126.93        131.69
     December                107.37       110.67        125.63         128.49        132.97

[GRAPHIC OMITTED]



License Agreement

      Dow Jones and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

      The license agreement between Dow Jones and MLPF&S provides that the following language must be stated in this pricing supplement:

      The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones' only relationship to the ML&Co. and MLPF&S is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow JonesSM CBOT(R) Treasury Index(TM), which is determined, composed and calculated by Dow Jones without regard to ML&Co., MLPF&S or the Notes. Dow Jones has no obligation to take the needs of ML&Co., MLPF&S or the owners of the Notes into consideration in determining, composing or calculating Dow JonesSM CBOT(R) Treasury Index(TM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

      DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES(SM) CBOT(R) TREASURY INDEX(TM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, OWNERS OF THE Notes, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES(SM) CBOT(R) TREASURY INDEX(TM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES(SM) CBOT(R) TREASURY INDEX(TM) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND ML&CO. AND MLPF&S.

      The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

      All disclosures contained in this pricing supplement regarding the Dow JonesSM CBOT(R) Treasury Index(TM), including its make-up, method of calculation and changes in its components are derived from publicly available information prepared by Dow Jones. ML&Co and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "Certain United States Federal Income Tax Considerations" that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that which is contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities (except to the extent specifically discussed below), persons holding Notes in a tax-deferred or tax-advantaged account or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States federal income tax purposes, equals the principal amount thereof. If a partnership holds the Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

      As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations),
(c) an estate the income of which is subject to United States federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this type of instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

      In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of the stated monthly interest payments on the Notes and a payment on the maturity date of an amount equal to $1,079.90 per $1,000 principal amount of the Notes (the "Projected Redemption Amount"). This represents an estimated yield on the Notes equal to 4.38 % per annum, compounded semi-annually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes, a Note's adjusted issue price will equal the Note's issue price (i.e., $1,000), increased by the interest previously accrued on the Note and decreased by the amount of any stated monthly interest payments previously made on the Note. As a result of the foregoing rules, a U.S. Holder will not be required to separately include in income the stated monthly interest payments received on a Note. On the maturity date, in the event that the actual Redemption Amount, if any, exceeds $1,079.90 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount), a U.S. Holder will be required to include the excess of the actual Redemption Amount over $1,079.90 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the actual Redemption Amount, if any, is less than $1,079.90 per $1,000 principal amount of Notes (i.e., the Projected Redemption Amount), the amount by which the Projected Redemption Amount (i.e., $1,079.90 per $1,000 principal amount of Notes) exceeds the actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Notes for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Redemption Amount (i.e., $1,079.90 per $1,000 principal amount of Notes) in excess of the actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be treated as an ordinary loss, that is not subject to the limitations applicable to miscellaneous itemized deductions, to the extent of interest previously included in income and thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S.

Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder and reduced by any stated monthly interest payments previously received on the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount.

      The projected payment schedule (including both the Projected Redemption Amount and the estimated yield on the Notes) has been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed $1,000.

      All prospective investors in the Notes should consult their own tax advisors concerning the application of the CPDI Regulations to their investment in the Notes. Investors in the Notes may obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for that information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432,
corporatesecretary@exchange.ml.com.

      The following table sets forth the amount of interest that will be deemed to accrue with respect to each $1,000 principal amount of Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Redemption Amount and an estimated yield equal to 4.38% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes.


                                                                        Interest deemed to        Total interest deemed
                                                                         accrue on Notes         to have accrued on Notes
                                                                      during accrual period        as of end of accrual
                                                                      (per $1,000 principal         period (per $1,000
      Accrual Period                                                     amount of Notes)       principal amount of Notes)
--------------------------------------                                ---------------------     --------------------------
November 28, 2005 through May 28, 2006..............................        $21.72                    $21.72
May 29, 2006 through November 28, 2006..............................        $22.84                    $44.56
November 29, 2006 through May 28, 2007..............................        $23.88                    $68.44
May 29, 2007 through November 28, 2007..............................        $25.02                    $93.46
November 29, 2007 through May 28, 2008..............................        $26.28                   $119.74
May 29, 2008 through November 28, 2008..............................        $27.66                   $147.40

--------------------------
Projected Redemption Amount = $1,079.90 per $1,000 principal amount of Notes.

Unrelated Business Taxable Income

      Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to
Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to
Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

      Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

      Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

      The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

      (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

      (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

      (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

      (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

      (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

      The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

      Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount in connection with the Notes.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

      MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes to the public at the offering price set forth on the cover page of this pricing supplement. After the initial public offering, the public offering price may be changed. MLPF&S is offering the Notes subject to receipt and acceptance and subject to MLPF&S's right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

                                    EXPERTS

      The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to the unaudited interim condensed consolidated financial information for the three-month periods ended April 1, 2005 and March 26, 2004, and the three-month and six-month periods ended July 1, 2005 and June 25, 2004 and the three-month and nine-month periods ended September 30, 2005 and September 24, 2004 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for reviews of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10-Q for the quarters ended April 1, 2005, and July 1, 2005 and September 30, 2005 and incorporated by reference herein, they did not audit and they do not express opinions on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim condensed consolidated financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS


Business Day.............................................................PS-11
Ending Value..............................................................PS-4
Index.....................................................................PS-3
Index Business Day........................................................PS-4
Market Disruption Event..................................................PS-11
Notes.....................................................................PS-1
Participation Rate........................................................PS-4
Pricing Date..............................................................PS-4
Redemption Amount.........................................................PS-4
Starting Value............................................................PS-4
successor index..........................................................PS-12
Valuation Date............................................................PS-4

===============================================================================






                               [GRAPHIC OMITTED]

                                  2,800 Units

                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

     2.25% Bear Notes Linked to the Dow Jones(SM) CBOT(R) Treasury Index(TM)
                             due November 28, 2008
                       $1,000 principal amount per unit


                    --------------------------------------

                              PRICING SUPPLEMENT

                    --------------------------------------









                              Merrill Lynch & Co.







                               November 18, 2005

===============================================================================